Explanatory Note: Attached below is a marked version of Section 3.3 of Article III of the Company’s Amended and Restated By-Laws. Only Section 3.3 of Article III of the Amended and Restated By-Laws is included in this exhibit to the Company’s Form 8-K.

ARTICLE III. BOARD OF DIRECTORS

SECTION 3.3. Removal. Exclusive of directors, if any, elected by the holders of one or more classes of preferred stock, ~~no~~any director of the Corporation may be removed from office ~~except for~~ with or without Cause ~~and~~ by the affirmative vote of two-thirds of the outstanding shares of capital stock of the Corporation entitled to vote at a meeting of shareholders duly called for such purpose. As used in this Section 3.3, the term “Cause” shall mean solely malfeasance arising from the performance of a director’s duties which has a materially adverse effect on the business of the Corporation.